CORRESP 1 filename1.htm

October 31, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John Cash, Accounting Branch Chief

Re:	Toda International Holdings, Inc.
Form 20-F for the year ended December 31, 2013
Filed July 11, 2014
File No. 0-52346

Dear Mr. Cash:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the SEC) with respect to the above-referenced filings on Form 20-F of Toda International Holdings, Inc., a Cayman Islands exempted company (the “Company” or “Toda”), in your letter dated September 30, 2014 (the “Comment Letter”) addressed to Ms. Yue Kou, Chief Financial Officer of the Company.

We are writing to respond to the comments and, where appropriate, to show you what the applicable revisions will look like in future filings.  The numbered paragraphs and headings below correspond to the numbers and headings set forth in your Comment Letter.

Form 20-F for the period ended December 31, 2013

Item 4. Information on the Company, page 19

A History and Development of the Company, page 19

1.	We note your disclosure about the outstanding loans that Dalian Xinding made to Pi Jia Liu, Zong Li Li and Chuan-Tao Zheng. Please note that Section 13(k) of the Exchange Act prohibits issuers (as defined in Section 2 of the Sarbanes-Oxley Act of 2002) from directly or indirectly extending or maintaining credit or loans to any director or executive officer, or equivalent thereof, of the issuer. Please provide us with a detailed analysis of the nature of the loan and the extent to which the provisions of Section 13(k) of the Exchange Act are applicable to the loan.

The “loan agreements” were effected by the identified Chinese operating company and the former shareholders of the latter on October 12, 2010. These agreements were structured as loan transactions for tax efficiency reasons under Chinese law and in preparation for the reverse merger transaction that would subject the Company to Exchange Act reporting. The Company came into existence as a result of a reverse merger transaction with Dalian Xinding and another Chinese operating subsidiary on March 15, 2011. At that point the Company was subject to Exchange Act reporting and the provisions of Section 13(k). The Company is aware of the provisions of Section 13(k) and confirms that there has been no transactions inconsistent with Section 13(k) relating to extending credit or loans to Company directors or executive officers since March 15, 2011, the date the Company became subject to Section 13(k).

Item 5. Operating and Financial Review Prospects. page 35

A. Operating Results, page 35

Year Ended December 31, 2013 compared to December 31, 2012, page 40

2.	In future filings please ensure that the tabular information you provide sums to the correct totals. In this regard, we note that the total volume for the year ended December 31, 2012 does not sum to 8,608 tons.

We would ensure that the tabular information is correctly presented in future filings. The correct total volume for the year ended December 31, 2012 should be 7,412 tons.

Year Ended December 31, 2012 compared to the Year ended December 31, 2011

3.	We note your disclosure which states your “business for the year ended December 31, 2012 expanded rapidly.” It appears your sales in 2012 significantly decreased for every component of your business in 2012 compared to 2011. Please explain your disclosure to us and ensure that you accurately characterize your results of operations in future filings.

We would revise that 2012 was a difficult year for our business due to the cut-throat competition in the market.

B. Liquidity and Capital Resources, page 45

4.	We note that your disclosure of cash provided by/ used in investing and financing activities does not agree to your cash flow statement. Please explain why these amounts differ.

The correct amounts for cash used in investing activities for 2013 and 2012 should be $(362,405) and $(5,328,802), respectively.

The correct amounts for cash provided by (used in) financing activities for 2013 and 2012 should be $6,660,079 and $(31,771), respectively.

5.	Additionally, we note your disclosure on page 46 which indicates that the increase in cash provided for financing was the result of repayment from related companies. Please explain what this repayment related to and where the related party receivable is reflected in your historical financial statements. Based on the amounts included in your balance sheet it appears that your balance due from related companies actually increased year over year.

Based on the balance due from related companies shown in the balance sheet, it included the loan advance to related companies, trade receivables from and trade payables to related companies. Apart from the cash flow movements related to trade receivables and payables, financing result for the cash repayment from related companies were recorded. Related companies’ account balances as shown in the balance sheets are the total balances of each company’s trading account and the current account. There has been no netting off of balances among any related companies. Please refer to point 8 – detailed reconciliation.

F. Tabular Disclosure of Contractual Obligations, page 51

6.	Your tabular disclosure of contractual obligations does not appear to include all of your obligations at December 31, 2013. In future filings please ensure that all obligations are included in this presentation.

F. Tabular Disclosure of Contractual Obligations

The following summarizes contractual obligations at December 31, 2013 should be changed into the info as below:

		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Bank loans	$12,957,657	$12,957,657	$—	$—	$—
Operating lease obligations	107,470	107,470	—	—	—

Total	$13,065,127	$13,065,127	$—	$—	$—

Consolidated Statements of Income, page F-4

7.	Given the significance of your transactions with related parties as described in footnote 9 on page F-19, please include sales to and costs from related parties on the face of your income statement.

The amendment would be as follows:

	For the Years Ended December 31,
	2013	2012	2011

Revenue
- Product sales to third parties	$37,462,548	$39,226,311	$51,693,735
- Product sales to related parties	6,196,280	3,411,806	-
- Licensing technology to third parties	-	-	775,494
Total revenue	43,658,828	42,638,117	52,469,229

Cost of sales
- Product sales to third parties	(30,741,027)	(30,636,818)	(37,074,574)
- Product sales to related parties	(3,963,621)	(1,972,516)	-
- Licensing technology to third parties	-	-	(53,760)
Total cost of sales	(34,704,648)	(32,609,334)	(37,128,334)

Gross Profit	8,954,180	10,028,783	15,340,895

Consolidated Statement of Cash Flows, page F-7

8.	The amounts you have included on the face of your statement of cash flows do not appear to be consistent with the changes you have disclosed on the face of your balance sheet. For example your cash flow indicates that accounts receivable increased $8 million, while the increase from December 31, 2012 to December 31, 2013 on your balance sheet was $3 million. Additionally, we note your cash flow statement indicates that accounts payable decreased $2 million while the change on the balance sheet reflects an increase of $4 million. Please reconcile and explain these differences for us.

For the changes in cash flow, in order to represent the nature of activities, we reclassified some related party receivables and payables from due from related party to accounts receivable and accounts payable. Therefore, it cannot be netted-off directly by comparing two year-end balances from the balance sheet. Please refer to the following reconciliation:

The Company’s management acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 011-86-(411) 8278-9758 should you require additional information or have any questions.

Very truly yours, Yue Kou Chief Financial Officer